Exhibit 99.1

SaverOne Unveils New Software-Only Driver Safety Product, Unlocking a Significantly Larger Global Market Opportunity

New platform-independent solution targets commercial fleets, private vehicles and insurance providers, eliminating the need for dedicated in-vehicle hardware

Petah Tikva, Israel, Oct. 26, 2026 (GLOBE NEWSWIRE) – SaverOne 2014 Ltd. (Nasdaq: SVRE, TASE: SVRE), a technology company specializing in radio frequency (RF)-based solutions for the advanced transportation safety, defense and homeland security markets, today announced the launch of a software-only version of its driver distraction prevention solution that can integrate into the existing telematics and in-vehicle platforms that fleets already use. This provides an integrated active safety solution that prevents phone distraction while driving, without the need for complex installation of hardware in the vehicle cabin, avoiding vehicle downtime and potential damage. The new solution is designed to expand SaverOne’s addressable market beyond commercial fleets to include private vehicles, telematics service providers and insurance companies.

Most commercial fleets already have an existing telematics system installed in their vehicles and do not want to add another hardware box. SaverOne’s software-only solution brings its driver distraction prevention capabilities to these existing platforms. The driver’s phone is connected to SaverOne’s cloud server, which implements each fleet’s own safety policy. While driving, distracting apps and notifications are blocked, and the apps that the fleet allows continue to work. The solution also identifies when a driver’s phone is not connected to the system, in which case an alert is activated through the telematics system or the vehicle speakers, and a phone call can be initiated to the driver as a reminder to reconnect. Fleet managers have full visibility through a cloud-based dashboard, while the system maintains high privacy standards: no message content, numbers dialed or location data are collected.

SaverOne is in the process of completing the integration of its software-only solution with a few telematics system providers, among them Ituran and Geotab, with the SaverOne product available on the Geotab Marketplace. In addition, the solution has been integrated with the infotainment system of a leading global commercial vehicle manufacturer. Adding these platforms brings a potential base of many millions of vehicles.

Beyond Commercial Fleets: Unlocking the Private Vehicle and Insurance Markets

Beyond commercial fleets, SaverOne’s software-only solution will also address the significantly larger private passenger vehicle market. Potential channels include existing GPS-based vehicle tracking and telematics providers, and insurers offering young-driver policies in which drivers identify themselves through a mobile app before each trip. Integration with these existing systems could bring distraction prevention to a broad base of private motorists without installing dedicated hardware, creating an additional growth opportunity.

Mr. Ori Gilboa, CEO of SaverOne, stated, “Fleets want active safety, but they do not want to install another box in the vehicle. By delivering our distraction prevention as software on the telematics and in-vehicle platforms that fleets already run, we remove the need for additional hardware and significantly lower the upfront investment for fleets. Our integrations with several major telematics and infotainment platforms will place our solution on platforms that already reach fleets with millions of drivers, and we are now focused on turning these integrations into commercial deployments. Importantly, we see an even broader opportunity beyond commercial fleets, particularly in the private vehicle and insurance markets, where existing telematics and mobile app platforms could enable deployment at a scale previously difficult to address with hardware-based solutions.”

Please visit https://youtu.be/mv-h2QtHMOc to see a live demonstration of the new product.

About SaverOne 2014 Ltd.

SaverOne is a technology company specializing in RF-based solutions for the advanced transportation safety, defense and homeland security markets. SaverOne designs, develops and commercializes OEM and aftermarket technologies that detect, locate and analyze cellphone RF signals using proprietary hardware, software, AI and algorithms.

SaverOne’s first commercial product line is designed to prevent vehicle accidents caused by driver distraction from mobile phone use. Building on the same core RF sensing platform, SaverOne is also developing solutions for vulnerable road user (VRU) detection under limited-visibility and non-line-of-sight conditions, based on the cellphone footprint of pedestrians and other road users.

In 2026, SaverOne expanded the potential applications of its RF sensing technology beyond transportation through its strategic transaction with VisionWave Holdings, Inc. (Nasdaq: VWAV), focused on integrating SaverOne’s RF capabilities into defense, homeland security and critical infrastructure applications.

Learn more at https://saver.one/

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws that are subject to substantial risks and uncertainties. All statements, besides those of historical fact, contained in this press release are forward-looking. Forward-looking statements contained in this press release include, but are not limited to, statements regarding SaverOne’s strategic and business plans, technology, relationships, objectives, and expectations for its business, the impact of trends on and interest in its business, intellectual property or product and its future results, operations, and financial performance and condition and may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will,” “would,” or the negative of these words or other similar expressions. However, not all forward-looking statements contain these words. Forward-looking statements are based on SaverOne’s current expectations and are subject to inherent uncertainties, risks, and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions about future events that may not prove accurate. Many factors could cause SaverOne’s actual activities or results to differ materially from those anticipated in such forward-looking statements. Factors that could cause actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to: the ability of our technology to substantially improve the safety of drivers; our ability to protect our patented technology from infringement by third parties; SaverOne’s planned level of revenues and capital expenditures and its ability to continue as a going concern; SaverOne’s ability to maintain its listing on the Nasdaq Capital Market; its ability to market and sell its products; its plans to continue to invest in research and development to develop technology for both existing and new products; SaverOne’s intention to advance its technologies and commercialization efforts in Europe and globally; acceptance of its business model by investors; the ability to correctly identify and enter new markets; the impact of competition and new technologies; general market, political and economic conditions in the countries in which SaverOne operates; projected capital expenditures and liquidity; SaverOne’s intention to retain key employees, and its belief that it will maintain good relations with all employees; as well as other risks and uncertainties, including, but not limited to, the risks detailed in SaverOne’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 27, 2026, and in subsequent filings with the SEC. Forward-looking statements in this announcement are made as of this date, and SaverOne undertakes no duty to update such information except as required under applicable law.

International Investor Relations Contact: Ehud Helft +1 212 378 8040 saverone@ekgir.com